KPMG LLP
205 - 5th Avenue SW
Suite 2700, Bow Valley Square 2
Calgary AB
T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission - Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Dear Sirs:

Re: Notice of Change of Auditors of Harvest Operations Corp.

We have read the Notice of Harvest Operations Corp. dated October 25, 2013 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

October 29, 2013
Calgary, Canada